UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No.: 000-22192

Performance Food Group Company
Employee Savings and Stock Ownership Plan

(Full title of the Plan)

PERFORMANCE FOOD GROUP COMPANY

(Name of the issuer of the securities held pursuant to the Plan)

12500 WEST CREEK PARKWAY
RICHMOND, VA 23238

(Address of principal executive office of the issuer)

Performance Food Group Company
Employee Savings and Stock Ownership Plan

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

The Board of Directors
Performance Food Group Company
Employee Savings and Stock Ownership Plan:

We have audited the accompanying statements of assets available for benefits of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Richmond, Virginia
June 10, 2005

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Statements of Assets Available for Benefits

December 31, 2004 and 2003

	2004			2003
		401(k) and			401(k) and
	ESOP	profit sharing	Total	ESOP	profit sharing	Total
Cash and cash equivalents	$—	$—	$—	$712	$3,512	$4,224
Investments (note 3):
Common stock of Performance Food Group Company, at fair value	43,337,260	3,583,090	46,920,350	67,778,710	2,893,600	70,672,310
Mutual funds, at fair value	1,932,845	59,244,684	61,177,529	—	42,586,093	42,586,093
Common collective trust funds, at fair value	2,003,346	54,200,316	56,203,662	—	48,116,410	48,116,410
Participant loans, at cost, which approximates fair value	—	5,572,883	5,572,883	—	3,774,022	3,774,022

Total investments	47,273,451	122,600,973	169,874,424	67,778,710	97,370,125	165,148,835

Employee contributions receivable	—	252,811	252,811	—	199,594	199,594
Employer contributions receivable	—	161,145	161,145	—	119,840	119,840
Loan payments receivable	—	37,502	37,502	—	16,815	16,815

Assets available for benefits	$47,273,451	$123,052,431	$170,325,882	$67,779,422	$97,709,886	$165,489,308

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2004

	2004
		401(k) and
	ESOP	profit sharing	Total
Additions to assets attributed to:
Interest and dividend income (note 2)	$337	$2,141,230	$2,141,567
Net appreciation (depreciation) in fair value of investments (note 3)	(16,129,604)	5,842,147	(10,287,457)
Employee contributions	—	16,666,598	16,666,598
Employer contributions	—	9,323,632	9,323,632
Rollovers from other plans	—	1,773,830	1,773,830

Total additions	(16,129,267)	35,747,437	19,618,170

Deductions from assets attributed to:
Benefits paid to participants	4,374,068	9,973,805	14,347,873
Fees and commissions	2,636	431,087	433,723

Total deductions	4,376,704	10,404,892	14,781,596

Increase (decrease) in assets available for benefits	(20,505,971)	25,342,545	4,836,574

Assets available for benefits:
Beginning of year	67,779,422	97,709,886	165,489,308

End of year	$47,273,451	$123,052,431	$170,325,882

See accompanying notes to financial statements.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Performance Food Group Company Employee Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan consists of two components: an employee stock ownership plan (the ESOP component) and a defined contribution plan (the 401(k) and profit sharing component). Effective January 1, 2002, all employees who had completed 60 days of service became eligible to participate in the Plan. Entry dates into the Plan are January 1, April 1, July 1, and October 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan’s investments are held in funds administered by Wachovia Bank Na (Wachovia), which acts as trustee for the 401(k), profit sharing plan and the ESOP. It is the responsibility of Wachovia to manage the assets of the Plan in accordance with the terms of the trust agreement and to make distributions from the Plan as Performance Food Group Company (the Company) may direct in writing.

Costs of plan administration may be paid by the Plan; however, certain expenses have been paid by the Company. During 2004 and 2003, the Company paid plan administrative expenses of approximately $120,500 and $156,000, respectively.

(b)	Contributions

Participants may elect to contribute from 1% to 50% of their salaries to their 401(k) savings plan accounts through payroll deductions. Effective January 1, 2002, participants who are 50 years or older are eligible to make an additional pretax contribution, known as a catch-up contribution, which is not subject to the statutory limitations applicable to regular employee contributions. The limit for catch-up contributions in 2004 was $3,000 per participant. In 2004, the Company matched 200% of the first 1% of participant contributions, 100% of the next 1% of participant contributions, and 50% of the next 2% of participant contributions, for a total match of 4%. In 2004, 50% of the first 1% of the Company’s contribution was made in common stock of the Company. In addition, the Company, at the discretion of the board of directors (the Board), may make additional contributions of cash or company stock to the Plan. In 2004, the Board approved a discretionary profit sharing allocation in the amount of $948,022. Additionally, until the debt was repaid on September 30, 2003 (see note 4), the Company was required to make cash contributions sufficient to pay current installments of interest and principal on debt secured by the Company’s common stock held by the Plan.

Participants in the 401(k) component of the Plan currently have 12 investment options available to them with respect to how their participant and employer contributions are invested. The investment options include common collective trust funds, a money market fund, various types of mutual funds, and the Company’s common stock. Participants may direct their contributions to one or more of

6 (Continued)

these investment options, with the exception that participants may not direct more than 25% of their contributions to the Company’s common stock investment option.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, the Company’s matching contribution and an allocation of the profit sharing allocation. The ESOP contribution resulted from the release of stock from the suspense account and an allocation of plan earnings and forfeitures of terminated participants’ unvested balances. Allocations of ESOP shares were based on participant earnings. A suspense account was maintained for shares of the Company’s common stock not allocated to participants until released through repayments of debt secured by the shares. At September 30, 2004, all shares of the Company’s common stock subject to the ESOP component had been allocated to participants and no new participants in the ESOP component of the Plan will be added after December 31, 2003.

Forfeitures of unvested balances are used to reduce future Company contributions for the 401(k) Plan and/or pay Plan expenses. Forfeitures of unvested balances for the ESOP Plan are reallocated to participant accounts.

(d)	Vesting

Each participant is fully vested in his or her salary reduction contribution account, rollover account, if any, and prior plan employee account, if any.

Vesting for the employer contribution accounts is as follows:

Vested
percentage
Years of service:
Less than 2 years	None
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

A year of service is credited on each anniversary of a participant’s employment.

(e)	Participant Loans

Participants may borrow from their accounts amounts not less than $1,000 and not exceeding the lesser of $50,000 or 50% of their vested account balances. Loans are to be repaid through payroll deductions over a period of one to five years; however, if the loan proceeds are used to acquire a principal residence of the participant, repayment terms can be extended to 10 years. Repayments of principal and interest are credited directly to the participant’s current investment election. The interest rate charged is set at the time of the loan, fixed for the duration of the loan and is based on the prime rate in effect the day the loan was made. Loan balances due upon termination are either paid in full or will be deducted from the participant’s total distribution from the Plan.

(f)	Payment of Benefits

Upon termination of employment, retirement, disability, or death, participants are entitled to their vested interests in the Plan. Benefits from the 401(k) are paid in cash and the ESOP benefits are paid in whole shares of Company stock or cash in accordance with provisions of the Plan. A participant

7 (Continued)

may elect to receive benefits as follows: (1) a lump sum distribution, or (2) other forms of settlement approved by the Board.

Any unvested interest in the 401(k) component of the Plan is forfeited upon a termination distribution of the participant’s vested account balance or after the participant reaches a five year period of severance from the Plan and is used to reduce future employer matching contributions. Forfeitures in 2004 were $696,131.

(g)	Related-Party Transactions

Certain Plan investments are shares of the Company’s common stock. Transactions in shares of the Company’s common stock under the 401(k) component of the Plan qualify as party-in-interest transactions. During 2004, the 401(k) component of the Plan made purchases and sales of the Company’s common stock of $2,801,298 and sales of $2,819,273, respectively.

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Wachovia. Wachovia is the trustee of the 401(k) as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services related to the mutual funds managed by Wachovia totaled $110,826 for the year ended December 31, 2004.

(h)	ESOP Diversification

ESOP diversification is offered to all participants who are 100% vested in their balance so that they may have the opportunity to move part of the value of their investment in Company common stock into investments which are more diversified.

The Company has the right to apply the following age and service requirements below if it is deemed necessary under plan sponsor management. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their ESOP account. ESOP diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The cost of investments sold is based on average cost. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment

8 (Continued)

securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

(c)	Fair Value of Financial Instruments

The fair values of the common stock, common collective trust funds, and mutual funds are determined by Wachovia and are based upon quoted market values. Participant loans are recorded at cost, which approximates fair value.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

9 (Continued)

(3)	Investments

The fair value of the following investments owned at December 31, 2004 and 2003 represented 5% or more of the Plan’s assets available for benefits:

	2004	2003
Common stock of Performance Food Group Company, 1,734,603 shares and 1,953,893 shares	$46,920,350	$70,672,310

Common collective trust fund:
Wachovia Stable Portfolio Group Trust, 684,330 and 605,843 units	47,990,995	41,205,829

Mutual funds:
Vanguard Wellington Fund, 374,761 and 315,901 units	11,314,034	9,101,112
Growth Fund of America, 421,239 and 383,727 units	11,533,518	9,416,657

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2004 as follows:

Common stock of Performance Food Group Company	$(17,224,548)
Common collective trust funds	2,050,735
Mutual funds	4,886,356

$(10,287,457)

The provisions of the Plan provide that certain eligible participants in the ESOP component are permitted to diversify their investment balances and move part of the value of their investment in Company common stock into other permitted investments (see note 1(h)). The ESOP component’s investment in Company common stock, not subject to the diversification provisions, is considered a nonparticipant-directed investment. The amount of the nonparticipant-directed investment in Company common stock totaled $9,936,114 and $18,307,345 at December 31, 2004 and 2003, respectively.

10 (Continued)

Since the changes in the components of the participant-directed and nonparticipant-directed investment in the Company’s common stock can not be separately determined, all amounts are deemed to be nonparticipant-directed. Information about the significant components of changes in the investment in the Company’s common stock is as follows:

2004
Beginning balance at fair value	$67,778,710
Interest	337
Other receipts	476,712
Net depreciation in fair value	(16,410,473)
Payments to members	(3,414,303)
Fund exchanges out	(5,090,632)
Other disbursements	(3,091)

Ending balance at fair value	$43,337,260

(4)	Note Payable to Bank

In 1988, the Plan borrowed funds (the ESOP Loan) from a bank to purchase shares of the Company’s common stock. The ESOP debt totaled $6,700,000 and was repaid by the Company over 15 years in quarterly installments of $170,000, which included interest based on LIBOR plus a spread over LIBOR.

The ESOP Loan was guaranteed by the Company and was originally collateralized by 3,642,796 shares of the Company’s stock. As the principal of the debt was reduced by loan repayments, a proportionate number of shares are released from the suspense account and allocated to participant accounts. During the year ended December 31, 2003, 363,038 shares of the Company’s common stock were released from the suspense account. On September 30, 2003, the ESOP Loan was paid in full and all remaining shares were allocated to the Plan.

(5)	Federal Income Taxes

The Internal Revenue Service has previously determined and informed the Company by a letter dated September 9, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Company believes the Plan has operated in accordance with the applicable requirements of the Internal Revenue Code and is consistent with the provisions of the Plan document.

11 (Continued)

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Assets available for benefits per the financial statements	$170,325,882	$165,489,308
Contributions receivable	(451,458)	—
Difference in valuation of Company common stock	50,391	—
Other	12,320	—

Assets available for benefits per Form 5500	$169,937,135	165,489,308

The following is a reconciliation of the increase in assets available for plan benefits per the financial statements for the year ended December 31, 2004 to Form 5500:

Increase in assets available for benefits per the financial statements	$4,836,574
Contributions receivable	(451,458)
Difference in valuation of Company common stock	50,391
Other	12,320

Increase in assets available for benefits per Form 5500	$4,447,827

(7)	Subsequent Event

On June 28, 2005, the Company completed the sale of its fresh cut division to Chiquita Brands International, Inc. (Purchaser), pursuant to the Stock Purchase Agreement (the Agreement) dated February 22, 2005. The Agreement provides that upon closing, or as soon as practicable thereafter, the Company will direct the trustee of the Plan to transfer to the trustee of the Purchaser’s 401(k) Plan the aggregate individual account balances of the fresh cut division’s employees, who are then employed by the Purchaser. The Plan has also been amended so that unvested account balances of the fresh cut division’s employees vested upon closing of the sale.

Schedule

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue,	Description of investment,
borrower, lessor,	including maturity date, rate of interest,	Current
or similar party	collateral, par, or maturity value	value
Common stock:
* Performance Food Group Company	Common stock (ESOP Component), 1,610,452 shares, cost $3,542,994	$43,337,260

* Performance Food Group Company	Common stock (401(k) Component), 133,151 shares	3,583,090

		46,920,350

Common collective trust funds:
* Wachovia	Stable Portfolio Group Trust, 684,330 units	47,990,995
* Wachovia	Enhanced Stock Market Fund of Wachovia, 102,540 units	8,212,667

		56,203,662

Mutual funds:
The Vanguard Group	Vanguard Wellington Fund, 374,761 units	11,314,034
Davis	Davis NY Venture Fund (A shares), 261,338 units	8,020,473
Van Kampen	Van Kampen Comstock, 39,081 units	723,389
Thornburg	Thornburg International Value, 241,659 units	4,929,839
Evergreen	Evergreen Short Duration Income Fund (Y shares), 383,464 units	5,063,294
AIM	AIM Mid Cap Care Equity, 284,002 units	8,133,812
Pimco	Pimco Small Cap Value, 155,898 units	4,496,107
American Funds	Growth Fund of America, 421,239 units	11,533,518
Columbia	Columbia Acorn TR, 263,254 units	6,963,063

		61,177,529

* Participant loans	Participant notes, 5.25% to 11% due within five years of inception	5,572,883

		$169,874,424

* Party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Performance Food Group Company Employee Savings and Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERFORMANCE FOOD GROUP COMPANY
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
Date: June 29, 2005

By:

/s/ John D. Austin
John D. Austin Senior Vice President and Chief Financial Officer

/s/ Jeffery W. Fender

Jeffery W. Fender
Vice President and Treasurer